UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: August 3, 2017

Commission file number 1-32479
_________________________

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay LNG Partners L.P. dated August 3, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner
Date: August 3, 2017	By:	/s/ Edith Robinson
Edith Robinson Secretary

TEEKAY LNG PARTNERS REPORTS
SECOND QUARTER 2017 RESULTS

Highlights

•
Reported GAAP net loss attributable to the partners and preferred unitholders of $16.1 million and adjusted net income attributable to the partners and preferred unitholders(1) of $17.9 million in the second quarter of 2017.

•	Generated distributable cash flow(1) of $40.6 million, or $0.51 per common unit, in the second quarter of 2017.

•
In June 2017, the Partnership entered into charter contract extensions for two LNG carriers chartered to Awilco LNG to December 2019; in July 2017, the Partnership extended the loan facilities associated with these vessels to June 2020, which were previously scheduled to mature in 2018.

•	As at June 30, 2017, the Partnership had total liquidity of approximately $350 million.
Hamilton, Bermuda, August 3, 2017 - Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended June 30, 2017.

	Three Months Ended
	June 30, 2017	March 31, 2017	June 30, 2016
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Voyage revenues	100,904	101,180	99,241
Income from vessel operations	29,871	46,078	47,554
Equity (loss) income	(507)	5,887	29,567
Net (loss) income attributable to the partners and preferred unitholders	(16,073)	29,057	43,071
NON-GAAP FINANCIAL COMPARISON
Total cash flow from vessel operations (CFVO) (1)	106,252	109,211	135,127
Distributable cash flow (DCF) (1)	40,623	43,227	76,067
Adjusted net income attributable to the partners and preferred unitholders(1)	17,860	21,093	53,780

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

GAAP net (loss) income and adjusted net income decreased in the second quarter of 2017 compared to the same period of the prior year primarily due to a favorable settlement in the second quarter of 2016 of a disputed charter contract termination in the Partnership’s 52 percent-owned joint venture with Marubeni Corporation (the Teekay LNG-Marubeni Joint Venture); unscheduled off-hire in the second quarter of 2017 related to repairs for an LNG carrier; lower revenues from the Partnership’s six LPG carriers chartered to I.M. Skaugen SE from uncollected hire; sales of three conventional tankers in the second quarter of 2016 through the first quarter of 2017; and lower spot rates earned for certain of the vessels in the Teekay LNG-Marubeni Joint Venture and in the Partnership’s 50-percent owned joint venture with Exmar NV (the Exmar LPG Joint Venture). These decreases were partially offset by the deliveries of two MEGI LNG carrier newbuildings between August 2016 and March 2017 and deliveries of three LPG carriers between June 2016 and March 2017 in the Exmar LPG Joint Venture. GAAP net (loss) income was also affected in the second quarter of 2017 compared to the same period of the prior year by various non-cash items, such as the write-down of the European Spirit conventional tanker; an increase in unrealized foreign currency exchange losses relating to the Partnership’s Euro and NOK-denominated debt; and a decrease in unrealized losses on non-designated derivative instruments.

Teekay LNG Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekaylng.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary
“During the second quarter, the Partnership continued to generate stable cash flows supported by a diversified portfolio of long-term charters totaling $11.4 billion in forward fixed-rate revenues with a weighted-average remaining contract duration of 13 years,” commented Mark Kremin, President and CEO of Teekay Gas Group Ltd.

“Since reporting earnings in May 2017, we continued to execute on our portfolio of committed growth projects,” Mr. Kremin continued. “Last week, our Exmar LPG joint venture took delivery of a mid-size LPG carrier newbuilding, the Kruibeke, and during the quarter, our first joint venture LNG carrier chartered to Shell, the Pan Asia, successfully completed sea trials and is expected to deliver in the fourth quarter of 2017 at which time it will commence its 20-year charter contract. In addition, we continue to progress the financing for all our committed growth projects delivering through early-2020.”

Mr. Kremin added, “We also continue to focus on our upcoming debt maturities and I am pleased to report that, following our Awilco LNG charter contract extensions to December 2019 on two modern LNG carriers, we were able to successfully extend approximately $180 million of 2018 debt maturities to mid-2020."
Summary of Recent Events
Charter Contract Extensions and Loan Refinancings

In June 2017, the Partnership completed charter contract extensions with Awilco LNG ASA (Awilco LNG) relating to the Wilpride and Wilforce LNG carriers. The contracts, which were previously set to expire in the fourth quarter of 2017 and the second quarter of 2018, have now both been extended to December 2019. Awilco LNG remains obligated to repurchase the vessels either during or at the end of the charter period. Additionally, as part of this extension, the Partnership has agreed to defer charter hire payments of an average of $15,600 per day per vessel commencing in July 2017 through the end of the charter period, with such deferred amounts added to the purchase obligation price.

In July 2017, the Partnership completed loan extensions on the facilities secured by the Wilpride and Wilforce vessels. The loans associated with these vessels, which were previously scheduled to mature between the second quarter of 2018 and the fourth quarter of 2018 with balloon amounts totaling approximately $180 million, were both extended to June 2020 on similar terms.

Teekay LNG-Marubeni Joint Venture Secures Short-term Charter Contracts

In July 2017, the Teekay LNG-Marubeni Joint Venture secured short-term charter contracts on two vessels, the Magellan Spirit and the Awra Spirit. The Magellan Spirit commenced a six-month contract (plus two three-month option periods) in July 2017 and the Awra Spirit will commence a 15-month charter contract in the fourth quarter of 2017.

Operating Results
The following table highlights certain financial information for Teekay LNG’s two segments: the Liquefied Gas Segment and the Conventional Tanker Segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices C through E for further details).

	Three Months Ended
	June 30, 2017			June 30, 2016
(in thousands of U.S. Dollars)	(unaudited)			(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total	Liquefied Gas Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Voyage revenues	89,431	11,473	100,904	84,497	14,744	99,241
Income (loss) from vessel operations	40,043	(10,172)	29,871	42,484	5,070	47,554
Equity (loss) income	(507)	—	(507)	29,567	—	29,567
NON-GAAP FINANCIAL COMPARISON
CFVO from consolidated vessels(i)	68,456	4,970	73,426	67,572	8,116	75,688
CFVO from equity-accounted vessels(i)	32,826	—	32,826	59,439	—	59,439
Total CFVO(i)	101,282	4,970	106,252	127,011	8,116	135,127

(i)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

Liquefied Gas Segment

Income from vessel operations for the three months ended June 30, 2017, compared to the same quarter of the prior year, was impacted primarily by unscheduled off-hire in the second quarter of 2017 related to repairs required for an LNG carrier; and lower revenues from the Partnership's six LPG carriers on charter to I.M. Skaugen SE as a result of uncollected hire. These decreases were partially offset by the delivery of two MEGI LNG carrier newbuildings, the Oak Spirit and the Torben Spirit, which commenced their respective charter contracts ranging from 10 months to five years in duration between August 2016 and March 2017 and additional revenue recognized relating to the accelerated drydocking for two LNG carriers, the costs of which are recoverable from the charterer. Cash flow from vessel operations from consolidated vessels increased for the three months ended June 30, 2017 compared to the same quarter of the prior year as the effect of the increase in vessel deprecation from the MEGI LNG carrier newbuilding deliveries did not impact cash flow from vessel operations.

Equity (loss) income and cash flow from vessel operations from equity-accounted vessels for the three months ended June 30, 2017, compared to the same quarter of the prior year, were impacted primarily by a favorable settlement in 2016 of a disputed charter contract termination related to one of the vessels in the Teekay LNG-Marubeni Joint Venture, of which Teekay LNG’s share was $20.3 million; and lower spot rates earned in 2017 on certain vessels in the Exmar LPG Joint Venture and certain of the LNG carriers in the Teekay LNG-Marubeni Joint Venture. These decreases were partially offset by deliveries of three LPG carriers in the Exmar LPG Joint Venture between June 2016 and March 2017. Equity (loss) income was also impacted by a greater amount of unrealized losses on designated and non-designated derivative instruments during the three months ended June 30, 2017 compared to the same period of the prior year.

Conventional Tanker Segment

Income (loss) from vessel operations and cash flow from vessel operations for the three months ended June 30, 2017 compared to the same quarter of the prior year were impacted by the sales of the Bermuda Spirit and Hamilton Spirit in the second quarter of 2016 and the sale of the Asian Spirit in the first quarter of 2017. Income (loss) from vessel operations for the three months ended June 30, 2017 was also impacted by the $12.6 million write-down of the European Spirit.

Teekay LNG's Fleet
The following table summarizes the Partnership’s fleet as of August 1, 2017:

	Number of Vessels
	Owned and In-Chartered Vessels(i)	Newbuildings	Total
LNG Carrier Fleet	32(ii)	18(ii)	50
LPG/Multigas Carrier Fleet	27(iii)	3(iv)	30
Conventional Tanker Fleet	5(v)	—	5
Total	64	21	85

(i)	Owned vessels includes vessels accounted for under capital leases.

(ii)	The Partnership’s ownership interests in these vessels range from 20 percent to 100 percent.

(iii)	The Partnership’s ownership interests in these vessels range from 50 percent to 99 percent.

(iv)	The Partnership’s interest in these vessels is 50 percent.

(v)	One of the Partnership's conventional tankers is held for sale.
Liquidity
As of June 30, 2017, the Partnership had total liquidity of $351.1 million (comprised of $191.1 million in cash and cash equivalents and $160.0 million in undrawn credit facilities).

Conference Call
The Partnership plans to host a conference call on Thursday, August 3, 2017 at 11:00 a.m. (ET) to discuss the results for the second quarter of 2017. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

▪	By dialing (800) 347-6311 or (416) 204-1064, if outside North America, and quoting conference ID code 9651022.

▪	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Second Quarter 2017 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.
About Teekay LNG Partners L.P.
Teekay LNG Partners is one of the world's largest independent owners and operators of LNG carriers, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fee-based charter contracts through its interests in 50 LNG carriers (including 18 newbuildings), 30 LPG/Multigas carriers (including three newbuildings) and five conventional tankers. The Partnership's interests in these vessels range from 20 to 100 percent. In addition, the Partnership owns a 30 percent interest in a regasification facility, which is currently under construction. Teekay LNG Partners L.P. is a publicly-traded master limited partnership (MLP) formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.
Teekay LNG Partners’ common unit and preferred units trade on the New York Stock Exchange under the symbol “TGP” and "TGP PR A", respectively.
For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 844-6654
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow from Vessel Operations, Adjusted Net Income, and Distributable Cash Flow, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management.
Non-GAAP Financial Measures

Cash Flow from Vessel Operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, losses on the sale of vessels and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on a derivative charter contract. CFVO from Consolidated Vessels represents CFVO from vessels that are consolidated on the Partnership’s financial statements. CFVO from Equity-Accounted Vessels represents the Partnership’s proportionate share of CFVO from its equity-accounted vessels. The Partnership does not control its equity-accounted vessels and as a result, the Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entities in which the Partnership holds the equity-accounted investments or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of such distributions to the Partnership and other owners. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO from Equity-Accounted Vessels may not be available to the Company in the periods such CFVO is generated by its equity-accounted vessels. CFVO is a non-GAAP financial measure used by certain investors and management to measure the operational financial performance of companies. Please refer to Appendices D and E of this release for reconciliations of these non-GAAP financial measures to income from vessel operations and income from vessel operations of equity-accounted vessels, respectively, the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.
Adjusted Net Income excludes items of income or loss from GAAP net (loss) income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, and refer to footnotes (2) of the statement of (loss) income for a reconciliation of adjusted equity income to equity (loss) income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.
Distributable Cash Flow (DCF) represents GAAP net (loss) income adjusted for depreciation and amortization expense, deferred income tax and other non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, ineffectiveness for derivative instruments designated as hedges for accounting purposes, distributions relating to equity financing of newbuilding installments, adjustments for direct financing leases to a cash basis and foreign exchange related items, including the Partnership's proportionate share of such items in equity-accounted for investments. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community and by management to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Teekay LNG Partners L.P.
Consolidated Statements of (Loss) Income
(in thousands of U.S. Dollars, except units outstanding)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2017	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Voyage revenues	100,904	101,180	99,241	202,084	195,012

Voyage expenses	(996)	(1,437)	(542)	(2,433)	(999)
Vessel operating expenses	(26,001)	(23,388)	(22,412)	(49,389)	(44,265)
Depreciation and amortization	(26,794)	(26,120)	(22,869)	(52,914)	(46,480)
General and administrative expenses	(4,642)	(4,157)	(5,864)	(8,799)	(11,292)
Write-down and loss on sale of vessels(1)	(12,600)	—	—	(12,600)	(27,439)
Income from vessel operations	29,871	46,078	47,554	75,949	64,537

Equity (loss) income(2)	(507)	5,887	29,567	5,380	39,065
Interest expense	(20,525)	(16,988)	(13,269)	(37,513)	(27,266)
Interest income	579	854	545	1,433	1,147
Realized and unrealized (loss) gain on non-designated derivative instruments(3)	(7,384)	1,187	(17,321)	(6,197)	(55,410)
Foreign currency exchange loss(4)	(15,825)	(3,568)	(525)	(19,393)	(10,643)
Other income	390	391	407	781	826
Net (loss) income before tax expense	(13,401)	33,841	46,958	20,440	12,256
Income tax expense	(236)	(157)	(252)	(393)	(513)
Net (loss) income	(13,637)	33,684	46,706	20,047	11,743

Non-controlling interest in net (loss) income	2,436	4,627	3,635	7,063	5,810
Preferred unitholders' interest in net (loss) income	2,813	2,812	—	5,625	—
General Partner's interest in net (loss) income	(378)	525	862	147	119
Limited partners’ interest in net (loss) income	(18,508)	25,720	42,209	7,212	5,814
Weighted-average number of common units outstanding:
• Basic	79,626,819	79,590,153	79,571,820	79,608,587	79,564,846
• Diluted	79,626,819	79,690,391	79,695,804	79,741,256	79,640,818
Total number of common units outstanding at end of period	79,626,819	79,626,819	79,571,820	79,626,819	79,571,820

(1)
Write-down and loss on sale of vessels for the six months ended June 30, 2016 relates to Centrofin Management Inc. exercising its purchase options, under the 12-year charter contracts, to acquire the Bermuda Spirit and Hamilton Spirit Suezmax tankers. In addition, the write-down and loss on sale of vessels also relates to the European Spirit Suezmax tanker, as the Partnership commenced marketing the vessel for sale upon receiving notification from the charterer in late-June 2017 that it will redeliver the vessel back to the Partnership in August 2017. As a result, the vessel was written down to its estimated fair value less costs to sell.

(2)
The Partnership’s proportionate share of items within equity (loss) income as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity (loss) income, the Partnership believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Partnership’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2017	2017	2016	2017	2016
Equity (loss) income	(507)	5,887	29,567	5,380	39,065
Proportionate share of unrealized loss (gain) on non-designated derivative instruments	182	(1,784)	1,741	(1,602)	5,642
Proportionate share of ineffective portion of hedge-accounted interest rate swaps	4,109	(543)	514	3,566	674
Proportionate share of other items	211	30	(5)	241	72
Equity income adjusted for items in Appendix A	3,995	3,590	31,817	7,585	45,453

(3)
The realized (losses) gains on non-designated derivative instruments relate to the amounts the Partnership actually paid or received to settle non-designated derivative instruments and the unrealized (losses) gains on non-designated derivative instruments relate to the change in fair value of such non-designated derivative instruments, as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2017	2017	2016	2017	2016
Realized (losses) gains relating to:
Interest rate swap agreements	(4,610)	(4,675)	(6,613)	(9,285)	(13,256)
Interest rate swaption agreements termination	(1,005)	395	—	(610)	—
Toledo Spirit time-charter derivative contract	(135)	15	—	(120)	630
	(5,750)	(4,265)	(6,613)	(10,015)	(12,626)

Unrealized (losses) gains relating to:
Interest rate swap agreements	(1,866)	4,302	(6,220)	2,436	(26,877)
Interest rate swaption agreements	112	30	(7,088)	142	(18,757)
Toledo Spirit time-charter derivative contract	120	1,120	2,600	1,240	2,850
	(1,634)	5,452	(10,708)	3,818	(42,784)

Total realized and unrealized (losses) gains on non-designated derivative instruments	(7,384)	1,187	(17,321)	(6,197)	(55,410)

(4)
For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rates at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the Consolidated Statements of (Loss) Income.

Foreign currency exchange loss includes realized losses relating to the amounts the Partnership paid to settle or terminate the Partnership’s non-designated cross-currency swaps that were entered into as economic hedges in relation to the Partnership’s Norwegian Kroner (NOK) denominated unsecured bonds and realized gains on bond repurchases. Foreign currency exchange (loss) gain also includes unrealized gains (losses) relating to the change in fair value of such derivative instruments, partially offset by unrealized (losses) gains on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2017	2017	2016	2017	2016
Realized losses on cross-currency swaps	(2,084)	(3,537)	(2,329)	(5,621)	(4,620)
Realized losses on cross-currency swaps termination	(25,733)	—	—	(25,733)	—
Realized gains on repurchase of NOK bonds	25,733	—	—	25,733	—
Unrealized gains (losses) on cross-currency swaps	34,906	2,699	(6,571)	37,605	14,741
Unrealized (losses) gains on revaluation of NOK bonds	(36,325)	(606)	3,567	(36,931)	(16,863)

Teekay LNG Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at June 30,	March 31,	As at December 31,
	2017	2017	2016
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	191,110	181,201	126,146
Restricted cash – current	5,896	9,155	10,145
Accounts receivable	20,600	24,270	25,224
Prepaid expenses	3,484	3,889	3,724
Vessel held for sale	17,000	—	20,580
Current portion of derivative assets	1,354	1,630	531
Current portion of net investments in direct financing leases	9,487	149,291	150,342
Advances to affiliates	2,433	11,354	9,739
Total current assets	251,364	380,790	346,431

Restricted cash – long-term	102,347	97,746	106,882

Vessels and equipment
At cost, less accumulated depreciation	1,340,138	1,363,980	1,374,128
Vessels under capital leases, at cost, less accumulated depreciation	674,771	680,430	484,253
Advances on newbuilding contracts	388,366	361,179	357,602
Total vessels and equipment	2,403,275	2,405,589	2,215,983
Investment in and advances to equity-accounted joint ventures	1,074,430	1,077,355	1,037,726
Net investments in direct financing leases	624,484	488,561	492,666
Other assets	3,335	4,375	5,529
Derivative assets	2,576	2,258	4,692
Intangible assets – net	65,506	67,720	69,934
Goodwill – liquefied gas segment	35,631	35,631	35,631
Total assets	4,562,948	4,560,025	4,315,474

LIABILITIES AND EQUITY
Current
Accounts payable	2,884	5,364	5,562
Accrued liabilities	39,280	36,504	35,881
Unearned revenue	18,701	20,808	16,998
Current portion of long-term debt	205,881	187,111	188,511
Current obligations under capital lease	95,355	81,780	40,353
Current portion of in-process contracts	10,527	10,262	15,833
Current portion of derivative liabilities	42,060	57,453	56,800
Advances from affiliates	11,474	23,690	15,492
Total current liabilities	426,162	422,972	375,430
Long-term debt	1,618,131	1,626,968	1,602,715
Long-term obligations under capital lease	574,484	518,399	352,486
Long-term unearned revenue	9,682	10,007	10,332
Other long-term liabilities	59,338	60,646	60,573
In-process contracts	4,019	6,521	8,233
Derivative liabilities	102,165	118,187	128,293
Total liabilities	2,793,981	2,763,700	2,538,062

Equity
Limited partners – common units	1,548,935	1,578,503	1,563,852
Limited partners – preferred units	123,520	123,519	123,426
General partner	50,348	50,952	50,653
Accumulated other comprehensive income	1,184	486	575
Partners' equity	1,723,987	1,753,460	1,738,506
Non-controlling interest	44,980	42,865	38,906
Total equity	1,768,967	1,796,325	1,777,412
Total liabilities and total equity	4,562,948	4,560,025	4,315,474

Teekay LNG Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Six Months Ended
	June 30,	June 30,
	2017	2016
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	20,047	11,743
Non-cash items:
Unrealized (gain) loss on non-designated derivative instruments	(3,818)	42,784
Depreciation and amortization	52,914	46,480
Write-down and loss on sale of vessels	12,600	27,439
Unrealized foreign currency exchange (gain) loss and other	(10,779)	4,888
Equity income, net of dividends received of $21,281 (2016 – $4,191)	15,901	(34,874)
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	747	914
Change in operating assets and liabilities	7,395	(14,590)
Expenditures for dry docking	(11,042)	(2,356)
Net operating cash flow	83,965	82,428

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	166,663	131,645
Financing issuance costs	(2,077)	(420)
Scheduled repayments of long-term debt	(103,343)	(108,842)
Prepayments of long-term debt	(63,704)	(157,239)
Scheduled repayments of capital lease obligations	(19,045)	(9,319)
Decrease in restricted cash	6,222	2,284
Cash distributions paid	(28,274)	(22,732)
Dividends paid to non-controlling interest	(658)	(150)
Other	(605)	—
Net financing cash flow	(44,821)	(164,773)

INVESTING ACTIVITIES
Capital contributions to equity-accounted joint ventures	(96,960)	(20,167)
Return of capital from equity-accounted joint ventures	40,320	—
Receipts from direct financing leases	9,037	12,979
Proceeds from sale of vessels	20,580	94,311
Proceeds from sale-leaseback of vessels	297,230	179,434
Expenditures for vessels and equipment	(244,387)	(159,195)
Net investing cash flow	25,820	107,362

Increase in cash and cash equivalents	64,964	25,017
Cash and cash equivalents, beginning of the period	126,146	102,481
Cash and cash equivalents, end of the period	191,110	127,498

Teekay LNG Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. Dollars)

	Three Months Ended
	June 30,
	2017	2016
	(unaudited)	(unaudited)
Net (loss) income – GAAP basis	(13,637)	46,706
Less: Net (loss) income attributable to non-controlling interests	(2,436)	(3,635)
Net (loss) income attributable to the partners and preferred unitholders	(16,073)	43,071
Add (subtract) specific items affecting net income:
Unrealized foreign currency exchange losses (gains)(1)	13,939	(1,971)
Write-down of vessel(2)	12,600	—
Unrealized losses on non-designated derivative instruments(3)	1,634	10,708
Interest rate swaption agreements termination	1,005	—
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	747	(484)
Unrealized losses on non-designated and designated derivative instruments and other items from equity-accounted investees(4)	4,502	2,250
Non-controlling interests’ share of items above(5)	(494)	206
Total adjustments	33,933	10,709
Adjusted net income attributable to the partners and preferred unitholders	17,860	53,780

(1)
Unrealized foreign exchange losses (gains) primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized (gains) losses on the cross-currency swaps economically hedging the Partnership’s NOK bonds. This amount excludes the realized losses relating to the cross-currency swaps for the NOK bonds. See Note 4 to the Consolidated Statements of (Loss) Income included in this release for further details.

(2)	Write-down of vessel relate to the Partnership's expected sale of the European Spirit. See note 1 to the Consolidated Statements of (Loss) Income included in this release for further details.

(3)
Reflects the unrealized losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes. See Note 3 to the Consolidated Statements of (Loss) Income included in this release for further details.

(4)
Reflects the unrealized losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes and any ineffectiveness for derivative instruments designated as hedges for accounting purposes within the Partnership’s equity-accounted investments. See Note 2 to the Consolidated Statements of (Loss) Income included in this release for further details.

(5)
Items affecting net (loss) income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of the other specific items affecting net (loss) income listed in the table.

Teekay LNG Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow (DCF)
(in thousands of U.S. Dollars, except units outstanding and per unit data)

	Three Months Ended
	June 30,
	2017	2016
	(unaudited)	(unaudited)

Net (loss) income:	(13,637)	46,706
Add:
Depreciation and amortization	26,794	22,869
Unrealized foreign currency exchange loss (gain)	13,939	(1,971)
Write-down of vessel	12,600	—
Partnership’s share of equity–accounted joint ventures' DCF net of estimated maintenance capital expenditures(1)	12,229	39,442
Direct finance lease payments received in excess of revenue recognized	5,056	4,969
Unrealized loss on non-designated derivative instruments	1,634	10,708
Distributions relating to equity financing of newbuildings	1,536	—
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	747	(484)
Equity loss (income)	507	(29,567)

Less:
Estimated maintenance capital expenditures	(13,190)	(11,968)
Distributions relating to preferred units	(2,813)	—
Deferred income tax and other non-cash items	170	629
Distributable Cash Flow before Non-controlling interest	45,572	81,333
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(4,949)	(5,266)
Distributable Cash Flow	40,623	76,067
Amount of cash distributions attributable to the General Partner	(228)	(227)
Limited partners' Distributable Cash Flow	40,395	75,840
Weighted-average number of common units outstanding	79,626,819	79,571,820
Distributable Cash Flow per limited partner common unit	0.51	0.95

(1)
The estimated maintenance capital expenditures relating to the Partnership’s share of equity-accounted joint ventures were $8.0 million and $7.4 million for the three months ended June 30, 2017 and 2016, respectively.

Teekay LNG Partners L.P.
Appendix C - Supplemental Segment Information
(in thousands of U.S. Dollars)

	Three Months Ended June 30, 2017
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	89,431	11,473	100,904
Voyage expenses	(602)	(394)	(996)
Vessel operating expenses	(21,374)	(4,627)	(26,001)
Depreciation and amortization	(23,839)	(2,955)	(26,794)
General and administrative expenses	(3,573)	(1,069)	(4,642)
Write-down of vessel	—	(12,600)	(12,600)
Income (loss) from vessel operations	40,043	(10,172)	29,871

	Three Months Ended June 30, 2016
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	84,497	14,744	99,241
Voyage expenses	(126)	(416)	(542)
Vessel operating expenses	(16,734)	(5,678)	(22,412)
Depreciation and amortization	(20,474)	(2,395)	(22,869)
General and administrative expenses	(4,679)	(1,185)	(5,864)
Income from vessel operations	42,484	5,070	47,554

Teekay LNG Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations from Consolidated Vessels
(in thousands of U.S. Dollars)

	Three Months Ended June 30, 2017
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income (loss) from vessel operations (See Appendix C)	40,043	(10,172)	29,871
Depreciation and amortization	23,839	2,955	26,794
Write-down of vessel	—	12,600	12,600
Amortization of in-process contracts included in voyage revenues	(482)	(278)	(760)
Direct finance lease payments received in excess of revenue recognized	5,056	—	5,056
Realized loss on Toledo Spirit derivative contract	—	(135)	(135)
Cash flow from vessel operations from consolidated vessels	68,456	4,970	73,426

	Three Months Ended June 30, 2016
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix C)	42,484	5,070	47,554
Depreciation and amortization	20,474	2,395	22,869
Amortization of in-process contracts included in voyage revenues	(355)	(278)	(633)
Direct finance lease payments received in excess of revenue recognized	4,969	—	4,969
Cash flow adjustment for two Suezmax tankers(1)	—	929	929
Cash flow from vessel operations from consolidated vessels	67,572	8,116	75,688

(1)
The Partnership’s charter contracts for two of its former Suezmax tankers, the Bermuda Spirit and Hamilton Spirit, were amended in 2012, which had the effect of reducing the daily charter rates by $12,000 per day for a duration of 24 months ended September 30, 2014. The cash effect of the change in hire rates was not fully reflected in the Partnership’s statements of (loss) income as the change in the lease payments was being recognized on a straight-line basis over the term of the lease. In addition, the charterer of these two Suezmax tankers exercised its purchase options on these two vessels as permitted under the charter contracts and the vessels were redelivered during the second quarter of 2016.

Teekay LNG Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations from Equity-Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended
	June 30, 2017		June 30, 2016
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Voyage revenues	117,326	52,516	168,854	78,956
Voyage expenses	(3,760)	(1,923)	(3,354)	(1,682)
Vessel operating expenses	(43,070)	(20,010)	(42,296)	(19,669)
Depreciation and amortization	(26,156)	(13,074)	(25,474)	(12,744)
Income from vessel operations of equity-accounted vessels	44,340	17,509	97,730	44,861
Other items, including interest expense and realized and unrealized gain (loss) on derivative instruments	(45,480)	(18,016)	(36,247)	(15,294)
Net (loss) income / equity (loss) income of equity-accounted vessels	(1,140)	(507)	61,483	29,567

Income from vessel operations of equity-accounted vessels	44,340	17,509	97,730	44,861
Depreciation and amortization	26,156	13,074	25,474	12,744
Direct finance lease payments received in excess of revenue recognized	9,303	3,361	8,868	3,219
Amortization of in-process revenue contracts	(2,168)	(1,118)	(2,704)	(1,385)

Cash flow from vessel operations from equity-accounted vessels	77,631	32,826	129,368	59,439

(1)
The Partnership's equity-accounted vessels for the three months ended June 30, 2017 and 2016 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s ownership interests of 49 percent and 50 percent, respectively, in the Excalibur and Excelsior joint ventures, which own one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the Teekay LNG-Marubeni LNG Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 23 vessels, including four newbuildings, as at June 30, 2017, compared to 23 vessels owned and in-chartered, including five newbuildings, as at June 30, 2016; the Partnership’s 30 percent ownership interest in two LNG carrier newbuildings and 20 percent ownership interest in two LNG carrier newbuildings for Shell; the Partnership’s 50 percent ownership interest in six ARC7 Ice-Class LNG carrier newbuildings in the joint venture between the Partnership and China LNG Shipping (Holdings) Limited; and the Partnership's 30 percent ownership interest in Bahrain LNG W.L.L., which owns an LNG receiving and regasification terminal under construction in Bahrain.

Teekay LNG Partners L.P.
Appendix F - Summarized Financial Information of Equity-Accounted Joint Ventures
(in thousands of U.S. Dollars)

	As at June 30, 2017		As at December 31, 2016
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Cash and restricted cash, current and non-current	309,235	136,971	400,090	167,813
Other current assets	57,536	24,164	72,437	33,817
Vessels and equipment	2,196,062	1,131,149	2,174,467	1,121,293
Advances on newbuilding contracts	1,021,890	367,836	824,534	303,162
Net investments in direct financing leases, current and non-current	1,798,417	659,046	1,816,365	665,599
Other non-current assets	56,256	40,546	73,814	44,177
Total assets	5,439,396	2,359,712	5,361,707	2,335,861

Current portion of long-term debt and obligations under capital lease	145,116	66,334	209,814	99,994
Current portion of derivative liabilities	25,764	8,753	27,388	9,622
Other current liabilities	83,847	37,363	76,480	32,068
Long-term debt and obligations under capital lease	2,670,769	1,105,072	2,677,447	1,087,425
Shareholders' loans, current and non-current	720,344	307,380	545,028	272,514
Derivative liabilities	85,558	28,279	82,738	27,526
Other long-term liabilities	76,278	39,481	80,170	41,500
Equity	1,631,720	767,050	1,662,642	765,212
Total liabilities and equity	5,439,396	2,359,712	5,361,707	2,335,861

Investments in equity-accounted joint ventures		767,050		765,212
Advances to equity-accounted joint ventures		307,380		272,514
Investments in and advances to equity-accounted joint ventures		1,074,430		1,037,726

(1)
The Partnership's equity-accounted joint ventures as at June 30, 2017 and December 31, 2016 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s ownership interests of 49 percent and 50 percent, respectively, in the Excalibur and Excelsior joint ventures, which own one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the Teekay LNG-Marubeni Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 23 vessels, including four newbuildings, as at June 30, 2017, compared to 23 vessels owned and in-chartered, including four newbuildings, as at December 31, 2016; the Partnership’s 30 percent ownership interest in two LNG carrier newbuildings and 20 percent ownership interest in two LNG carrier newbuildings for Shell; the Partnership’s 50 percent ownership interest in six ARC7 Ice-Class LNG carrier newbuildings in the joint venture between the Partnership and China LNG Shipping (Holdings) Limited; and the Partnership's 30 percent ownership interest in Bahrain LNG W.L.L., which owns an LNG receiving and regasification terminal under construction in Bahrain.

Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s forward fixed-rate revenues and weighted average remaining contract duration; the expected sale of the European Spirit; the amount, timing and certainty of completing financings for newbuilding vessels; and the timing of newbuilding vessel deliveries and the commencement of related contracts. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential shipyard and project construction delays, newbuilding specification changes or cost overruns; changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Teekay LNG fleet; the inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels; the Partnership’s and the Partnership’s joint ventures’ ability to secure financing for its existing newbuildings and projects; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2016. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.